FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR June 30, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

Item 2   Date of Material Change
         -----------------------

         June 30, 2008


Item 3   News Release
         ------------

         Issued June 30, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) held its Annual General Meeting on June 23, 2008 in Vancouver, BC. The 117 shareholders voted by proxy and in person representing 108,132,005 shares or 51.59% of the 209,582,503 shares issued and outstanding. This being a record turnout, more than tripling the previous turnout of 31,183,974 million shares voted in 2007.

The shareholders of the company approved all of the motions proposed. The slate of Directors proposed was approved without any changes as was the reappointment of BDO Dunwoody as the firm's auditors for the 2008 fiscal year. The slate of directors received in excess of 98.6 percent (98.6 to 99.7 pct) favorable votes by the shareholders with no votes against.

Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) held its Annual General Meeting on June 23, 2008 in Vancouver, BC. The 117 shareholders voted by proxy and in person representing 108,132,005 shares or 51.59% of the 209,582,503 shares issued and outstanding. This being a record turnout, more than tripling the previous turnout of 31,183,974 million shares voted in 2007.

The shareholders of the company approved all of the motions proposed. The slate of Directors proposed was approved without any changes as was the reappointment of BDO Dunwoody as the firm's auditors for the 2008 fiscal year. The slate of directors received in excess of 98.6 percent (98.6 to 99.7 pct) favorable votes by the shareholders with no votes against.

Highlights from the address to shareholders by President and CEO, Andrew
Kingston:

-Following the fire at West Lorne, which caused about $500,000 in equipment damage, the Company's engineering team has worked diligently in establishing the root cause and the needed remedial action to be taken . Having established the root cause, minor modifications were made at Guelph. These modifications were tested at the plant during a production run held last week. The reactor and equipment was then inspected to assess the validity of the modifications. The analysis is ongoing, but management is confident that the solutions developed are sound. Based on final assessment, both plants are expected to be ready for operations in July. The Company has commitments for delivery of BioOil to clients in July and beyond and is confident that it will meet its obligations.

-The Company's efforts in the past months have also focused on the development of sales of BioOil and BioChar to clients locally and internationally. The output of West Lorne is substantially committed (BioOil, BioChar and electricity) and detailed negotiations are taking place in the US and Canada for placing the output of Guelph. Strong fuel prices and environmental mandates are being introduced and will make our proposition attractive to users.

-The Company continues its project development work and is confident that once the plants are back in operation, it will be in a position to advance with its project plans in the US, Europe and Asia. Further, the Company is in final stages of negotiation for the fabrication of plants in Europe with a well established firm. Once completed, the Company will be in a strong position to service its project pipeline in the region. Similar arrangements are being discussed in the US and in Asia.

-The Company continues its research into BioOil upgrading and will be publishing further results in the third quarter. Initial testing has been very promising and we believe we can create a wider market for upgraded BioOil as an input to refineries. Our Waterloo lab is working on a number of paths that could prove commercially viable.

-We continue our development and commercialization work with BioChar. We have shipped BioChar to various agricultural users and nurseries as well as
supporting studies in the US and Canada.   BioChar as a soil enhancer can
potentially reduce the amount of fertilizer and water use as well as enhance crop yields and be a very efficient carbon sequestration method.

-Dynamotive remains well positioned to become a leader in the non-foodstuff biofuel and by-product industry. We have two plants that are built and ready to restart operations, a market that is looking for alternatives and is pricing the alternatives favorably. Most importantly, a market that is looking for alternatives that do not compete with food sources and for land use.


The company looks forward to the coming year and would like to thank the shareholders for their strong show of support.



5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable

Item 7   Omitted Information
         -------------------

         Not applicable

Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         June 30, 2008

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                              (signed)     "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

      DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release: June 30, 2008

           Dynamotive Energy Systems 2008 Annual General Meeting

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) held its Annual General Meeting on June 23, 2008 in Vancouver, BC. The 117 shareholders voted by proxy and in person representing 108,132,005 shares or 51.59% of the 209,582,503 shares issued and outstanding. This being a record turnout, more than tripling the previous turnout of 31,183,974 million shares voted in 2007.

The shareholders of the company approved all of the motions proposed. The slate of Directors proposed was approved without any changes as was the reappointment of BDO Dunwoody as the firm's auditors for the 2008 fiscal year. The slate of directors received in excess of 98.6 percent (98.6 to 99.7 pct) favorable votes by the shareholders with no votes against.

Highlights from the address to shareholders by President and CEO, Andrew
Kingston:

-Following the fire at West Lorne, which caused about $500,000 in equipment damage, the Company's engineering team has worked diligently in establishing the root cause and the needed remedial action to be taken . Having established the root cause, minor modifications were made at Guelph. These modifications were tested at the plant during a production run held last week. The reactor and equipment was then inspected to assess the validity of the modifications. The analysis is ongoing, but management is confident that the solutions developed are sound. Based on final assessment, both plants are expected to be ready for operations in July. The Company has commitments for delivery of BioOil to clients in July and beyond and is confident that it will meet its obligations.

-The Company's efforts in the past months have also focused on the development of sales of BioOil and BioChar to clients locally and internationally. The output of West Lorne is substantially committed (BioOil, BioChar and electricity) and detailed negotiations are taking place in the US and Canada for placing the output of Guelph. Strong fuel prices and environmental mandates are being introduced and will make our proposition attractive to users.

-The Company continues its project development work and is confident that once the plants are back in operation, it will be in a position to advance with its project plans in the US, Europe and Asia. Further, the Company is in final stages of negotiation for the fabrication of plants in Europe with a well established firm. Once completed, the Company will be in a strong position to service its project pipeline in the region. Similar arrangements are being discussed in the US and in Asia.

-The Company continues its research into BioOil upgrading and will be publishing further results in the third quarter. Initial testing has been very promising and we believe we can create a wider market for upgraded BioOil as an input to refineries. Our Waterloo lab is working on a number of paths that could prove commercially viable.

-We continue our development and commercialization work with BioChar. We have shipped BioChar to various agricultural users and nurseries as well as
supporting studies in the US and Canada.   BioChar as a soil enhancer can
potentially reduce the amount of fertilizer and water use as well as enhance crop yields and be a very efficient carbon sequestration method.

-Dynamotive remains well positioned to become a leader in the non-foodstuff biofuel and by-product industry. We have two plants that are built and ready to restart operations, a market that is looking for alternatives and is pricing the alternatives favorably. Most importantly, a market that is looking for alternatives that do not compete with food sources and for land use.

The company looks forward to the coming year and would like to thank the shareholders for their strong show of support.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Nathan Neumer, Director of Communications, 604-267-6042
Switchboard: (604) 267-6000
Toll Free (North America): 1-877-863-2268
Fax : (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.


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